Exhibit (d)(5)

EXECUTION VERSION

HERTZ GLOBAL HOLDINGS, INC.

November 23, 2021

To:           Each of the stockholders listed on Schedule A (each, a “Stockholder” and collectively, the “Stockholders”)

Ladies and Gentlemen:

The Stockholders are the beneficial owners of shares of preferred stock of Hertz Global Holdings, Inc. (the “Company”), classified as Series A Preferred Stock (the “Preferred Stock”) having the rights, preferences and restrictions set forth in the Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock filed with the Secretary of State of the State of Delaware on June 30, 2021, as amended as of November 3, 2021 (the “Certificate of Designation”). In light of the terms of the amended Certificate of Designation, the Company may initiate a Qualifying Offer to Purchase (as defined in the Certificate of Designation), pursuant to which the Company shall offer all holders of the outstanding Preferred Stock the opportunity to sell their Preferred Stock to the Company for cash in accordance with the requirements of Sections 6(e) and 22 of the Certificate of Designation and applicable law. For purposes of this agreement, “Qualifying Offer” shall mean an offer to purchase that constitutes a Qualifying Offer to Purchase (as defined in the Certificate of Designation) and that (i) does not impose any US withholding tax on any amounts received by the Stockholders in connection therewith (other than amounts with respect to the original discount on the preferred shares) and (ii) does not impose any other burdensome or onerous terms or conditions on a Stockholder’s participation therein other than customary conditions (which customary conditions include absence of governmental or regulatory actions impeding the Qualifying Offer or customary market disruptions) or terms and conditions required by applicable law; provided that, in the case of clause (i), the Stockholders (A) will not own any common shares or preferred shares of the Company at the time of the closing of the purchase and (B) provided a properly completed IRS Form W-8 or W-9 to the Company prior to the closing of the offer.

This agreement shall govern certain matters relating to each Stockholder’s support of the Qualifying Offer and the restriction of certain transfers of the Preferred Stock held by the Stockholders. All terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Certificate of Designation.

1.	Subject to the terms of this agreement, if the Company commences a Qualifying Offer:

a.	each Stockholder hereby agrees to accept the Qualifying Offer with respect to all the shares of Preferred Stock that are beneficially held as of the date hereof and otherwise directly or indirectly acquired or beneficially owned by such Stockholder prior to the Termination Date (as defined below) (“After-Acquired Shares”, and collectively with the shares of Preferred Stock that are beneficially held by such Stockholder as of the date hereof, the “Subject Shares”), and tender or cause to be tendered in the Qualifying Offer all of such Stockholder’s Subject Shares pursuant to and in accordance with the terms of the Qualifying Offer, free and clear of all Share Encumbrances (as defined below); provided that (x) the Stockholders’ agreements herein shall not apply to Excluded Shares (as defined below), and Excluded Shares shall not constitute “Subject Shares” for purposes hereof, and (y) as a condition to each Stockholder’s obligations set forth herein, the Company shall have paid or reimbursed all reasonable, documented out-of-pocket expenses incurred by such Stockholder in connection with the Preferred Stock or the transactions contemplated hereby;

b.	without limiting the generality of the foregoing, as promptly as practicable after, but in no event later than ten (10) Business Days after, the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Qualifying Offer (or in the case of any After-Acquired Shares directly or indirectly acquired or otherwise beneficially owned by such Stockholder subsequent to such tenth (10th) Business Day, no later than two (2) Business Days after the acquisition of such After-Acquired Shares), each Stockholder shall deliver pursuant to the terms of the Qualifying Offer all such Subject Shares such that the Subject Shares are properly tendered in the Qualifying Offer; and

c.	each Stockholder agrees that, once any of such Stockholder’s Subject Shares are tendered, such Stockholder will not withdraw such Subject Shares from the Qualifying Offer, unless and until (i) the Qualifying Offer shall have been terminated, withdrawn or amended or otherwise modified in a manner that makes such offer fail to meet the definition of Qualifying Offer as described above or shall have expired without being consummated, or (ii) this agreement shall have been terminated in accordance with its terms; provided, that, upon the occurrence of (i) or (ii) in this paragraph 1(c), the Company shall promptly return all Subject Shares tendered by each Stockholder.

2.	Each Stockholder represents and warrants, severally and not jointly, to the Company that:

a.	Such Stockholder is duly organized and validly existing in good standing under the laws of the jurisdiction in which it is incorporated or constituted and the consummation of the transactions contemplated hereby are within such Stockholder’s corporate, limited liability or partnership powers and have been duly authorized by all necessary corporate, limited liability or partnership actions on the part of such Stockholder, and such Stockholder has full power and authority to execute, deliver and perform this agreement and to consummate the transactions contemplated hereby. This agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general equity principles).

b.	Neither the execution and delivery of this agreement by such Stockholder nor the consummation of the transactions contemplated hereby nor compliance by such Stockholder with any provisions herein will (a) violate, contravene or conflict with, or result in a breach of any provision of, the governing documents of such Stockholder, (b) require any consent of, or registration, declaration or filing with, any Governmental Authority on the part of such Stockholder, (c) violate, contravene or conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any contract or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of its Subject Shares are bound, (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition on the part of such Stockholder of any Share Encumbrance, or (e) violate, contravene or conflict with any law or order applicable to such Stockholder or by which any of its Subject Shares are bound, except, in the case of clauses (b) and (c), for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to impair, impede, delay or frustrate the ability of such Stockholder to perform such Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

c.	Such Stockholder is the record and/or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all such Stockholder’s Subject Shares and has good and marketable title to all such Subject Shares free and clear of any Encumbrances, proxies, voting trusts or agreements, options or rights, understandings or arrangements inconsistent with this agreement or the transactions contemplated hereby, or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a stockholder in respect of such Subject Shares (collectively, “Share Encumbrances”). The shares of Preferred Stock listed on Schedule A opposite such Stockholder’s name constitute all of the shares of Preferred Stock owned by such Stockholder, beneficially or of record, as of the date hereof.

3.	The Company represents and warrants to the Stockholders that:

a.	The Company is duly organized and validly existing in good standing under the laws of the State of Delaware and the consummation of the transactions contemplated hereby are within the Company’s corporate powers and have been duly authorized by all necessary corporate actions on the part of the Company, and the Company has full power and authority to execute, deliver and perform this agreement and to consummate the transactions contemplated hereby. This agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general equity principles).

b.	Neither the execution and delivery of this agreement by the Company nor the consummation of the transactions contemplated hereby nor compliance by the Company with any provisions herein will (a) violate, contravene or conflict with, or result in a breach of any provision of, the certificate of incorporation or bylaws (or other similar governing documents) of the Company, (b) require any consent of, or registration, declaration or filing with, any Governmental Authority on the part of the Company, except for the filing of such reports as may be required under the Exchange Act in connection with this agreement and the transactions contemplated hereby, (c) violate, contravene or conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any contract or other instrument or obligation to which the Company is a party or by which the Company is bound, or (d) violate, contravene or conflict with any law or order applicable to the Company or by which any of its properties or assets are bound, except, in the case of clauses (b) and (c), for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to impair, impede, delay or frustrate the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

4.	Except as provided hereunder, for the period beginning on the date hereof and ending at the Termination Date, each Stockholder shall not, directly or indirectly, (a) create or permit to exist any Share Encumbrance on any of such Stockholder’s Subject Shares, (b) transfer, sell, assign, gift, hedge, pledge or otherwise dispose of (including, for the avoidance of doubt, by depositing, submitting or otherwise tendering any such Subject Shares into any tender or exchange offer), or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing), (c) enter into any contract, option or other agreement (including profit sharing agreement), arrangement or understanding with respect to any Transfer of such Stockholder’s Subject Shares or any interest therein, (d) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any such Stockholder’s Subject Shares, or (e) take or permit any other action that would in any way restrict, limit or interfere with the timely performance of such Stockholder’s obligations hereunder or otherwise make any representation or warranty of such Stockholder herein untrue or incorrect. Any action taken in violation of the foregoing sentence shall be null and void ab initio. If any involuntary Transfer of any of such Stockholder’s Subject Shares shall occur (including, but not limited to, a sale by such Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, obligations, liabilities and rights under this agreement, which shall continue in full force and effect until valid termination of this agreement. Notwithstanding the foregoing in this paragraph 4, the Stockholders set forth in Schedule B hereto are permitted to Transfer the amount of Preferred Stock specified in Schedule B (the “Excluded Shares”) to such Persons specified in Schedule B; provided that, notwithstanding such Transfers, the Stockholders shall continue to constitute the Preferred Majority Holders. The Company shall use commercially reasonable efforts to facilitate the transfer of the Excluded Shares to such Persons as promptly as practicable following the date hereof.

5.	No party hereto shall make any public announcement regarding this agreement and the parties’ agreements herein without the prior written consent of the other parties hereto, except as may be required by applicable law (including securities laws and stock exchange rules and regulations) (provided that reasonable notice of any such disclosure will be provided to the other parties hereto, and the disclosing party shall reasonably consult with each non-disclosing party as to the scope and content of any such disclosure).

6.	Nothing in this agreement shall (i) apply to any director of the Company that is a designee of any Stockholder or (ii) in any way prevent or restrict such director from acting in accordance with his or her fiduciary duties.

7.	This agreement shall terminate automatically, without any notice or other action by any Person, upon the first to occur of (i) written notice to all the Stockholders by the Company; (ii) the date the Company’s board of directors or a committee thereof determines to no longer pursue the Qualifying Offer; (iii) the consummation of the Qualifying Offer; and (iv) 11:59 P.M. New York time on February 1, 2022 (the date of termination with respect to any Stockholder being referred to herein as the “Termination Date”). Upon termination of this agreement, no party shall have any further obligations or liabilities under this agreement; provided, however, that (x) nothing set forth in this paragraph 7 shall relieve any party from liability for any breach of this agreement prior to termination hereof, and (y) paragraphs 7-13 shall survive any termination of this agreement.

8.	This agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party to any extension or waiver with respect to this agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party.

9.	Neither this agreement nor any of the rights, interests or obligations under this agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

10.	The parties hereto agree that irreparable damage would occur if any provision of this agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

11.	This agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

12.	This agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page of this agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this agreement.

13.	The obligations of each Stockholder hereunder shall be several and not joint, and no Stockholder shall be liable for any breach of the terms of this agreement by any other Stockholder.

[Remainder of Page Intentionally Left Blank.  Signature Pages Follow.]

Please confirm your agreement with the foregoing by signing and returning one copy of this agreement to the undersigned, whereupon this agreement shall become a binding agreement between you and the Company.

Very truly yours,

HERTZ GLOBAL HOLDINGS, INC.

By:	/s/ Dave Galainena
Name: Dave Galainena
Title: Executive Vice President, General Counsel and Secretary

IN WITNESS WHEREOF, the undersigned has caused this Tender and Support Agreement to be executed as of the date first set forth above. HOLDER: AP KENT CREDIT MASTER FUND, L.P. By: AP Kent Management, LLC, its investment manager By: Name: Joseph D. Glatt Title: Vice President APOLLO ACCORD IV AGGREGATOR A, L.P. By: Apollo Accord Advisors IV, L.P., its general partner By: Apollo Accord Advisors GP IV, LLC, its general partner By: Name: Joseph D. Glatt Title: Vice President APOLLO A-N CREDIT FUND (DELAWARE), L.P. OVERFLOW 2 By: Apollo A-N Credit Management, LLC, its investment manager By: Name: Joseph D. Glatt Title: Vice President 21-33757-3 C1.1 P7

APOLLO A-N CREDIT FUND (DELAWARE), L.P. By: Apollo A-N Credit Management, LLC, its investment manager By: Name: Joseph D. Glatt Title: Vice President APOLLO ATLAS MASTER FUND, LLC By: Apollo Atlas Management, LLC, its investment manager By: Name: Joseph D. Glatt Title: Vice President APOLLO CENTRE STREET PARTNERSHIP, L.P. By: Apollo Centre Street Management, LLC, its investment manager By: Name: Joseph D. Glatt Title: Vice President APOLLO CREDIT MASTER FUND LTD. By: Apollo ST Fund Management LLC, its investment manager By: Name: Joseph D. Glatt Title: Vice President 21-33757-3 C1.1 P8

APOLLO CREDIT STRATEGIES MASTER FUND LTD. By: Apollo ST Fund Management LLC, its investment manager By:__________________________________ Name: Joseph D. Glatt Title: Vice President APOLLO CREDIT FUNDS ICAV, an Umbrella Irish Collective Asset-Management Vehicle with Segregated Liability between its Sub-Funds, acting in respect of its Sub-Fund, APOLLO HELIUS MULTI CREDIT FUND I By: ACF Europe Management, LLC, solely in its capacity as portfolio manager and not in its individual corporate capacity By: Name: Joseph D. Glatt Title: Vice President APOLLO LINCOLN FIXED INCOME FUND, L.P. By: Apollo Lincoln Fixed Income Management, LLC, its investment manager By: Name: Joseph D. Glatt Title: Vice President 21-33757-3 C1.1 P9

APOLLO MOULTRIE CREDIT FUND, L.P. By: Apollo Moultrie Credit Fund Management, LLC, its investment manager By: Name: Joseph D. Glatt Title: Vice President APOLLO CREDIT FUNDS ICAV, an Umbrella Irish Collective Asset-Management Vehicle with Segregated Liability between its Sub-Funds, acting in respect of its Sub-Fund, APOLLO OPPORTUNISTIC CREDIT FUND By: ACF Europe Management, LLC, solely in its capacity as portfolio manager and not in its individual corporate capacity By: Name: Joseph D. Glatt Title: Vice President APOLLO PPF CREDIT STRATEGIES, LLC By: Apollo PPF Credit Strategies Management, LLC, its investment manager By:____________________________ Name: Joseph D. Glatt Title: Vice President APOLLO PPF OPPORTUNISTIC CREDIT PARTNERS LLC By: Name: Joseph D. Glatt Title: Vice President 21-33757-3 C1.1 P10

APOLLO TR OPPORTUNISTIC LTD. By: Apollo Total Return Management, LLC, its investment manager And by: Apollo Total Return Enhanced Management, LLC, its investment manager By: Name: Joseph D. Glatt Title: Vice President ASPEN AMERICAN INSURANCE COMPANY By: Apollo Asset Management Europe PC LLP, solely in its capacity as investment manager and not in its individual corporate capacity By: Name: Sundip Kalley Title: Authorised Signatory ASPEN SPECIALTY INSURANCE COMPANY By: Apollo Asset Management Europe PC LLP, solely in its capacity as investment manager and not in its individual corporate capacity By: Name: Sundip Kalley Title: Authorised Signatory 21-33757-3 C1.1 P11

MERCER MULTI-ASSET CREDIT FUND, a sub-fund of Mercer QIF Fund Plc., as Lender By: Apollo Management International LLP, its investment manager By: AMI (Holdings), LLC, its member By: Name: Joseph D. Glatt Title: Vice President MPI (LONDON) LIMITED By: Apollo TRF MP Management LLC, its investment manager By: Name: Joseph D. Glatt Title: Vice President SCHLUMBERGER UK COMMON INVESTMENT FUND By: Apollo Management International, LLP, its investment manager By: AMI (Holdings), LLC, its member By: Name: Joseph D. Glatt Title: Vice President 21-33757-3 C1.1 P12